File# 82-4555


BLACKROCK

September 11, 2002

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549




SEC MAIL
RECEIVED
PROCESSING
2002
WASH. D.C.
154
SECTION

SUPPL

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press Release dated September 9, 2002
2) Press release dated September 10, 2002

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President, Finance

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

BlackRock Ventures Inc.: 400, 435 - 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 F: (403) 263-0437 Website: blackrock-ven.com

File# 82-4555




SEC MAIL PROCESSING
RECEIVED
WASH. D.C. 164 SECTION

FOR IMMEDIATE RELEASE

BlackRock Announces Positive Results from its Seal Northern Block

CALGARY, ALBERTA, (September 9, 2002) - BlackRock Ventures Inc. (TSX:BVI) is pleased to announce that it has completed a successful test on the Northern Block of lands at its Seal heavy oil discovery. Oil samples obtained from a stratigraphic test well indicate that the oil quality is better than the oil discovered on the Central and Eastern Blocks and is suitable for exploitation using primary heavy oil production methods. BlackRock plans to drill a horizontal well to confirm commercial viability. A successful horizontal well test on the Northern Block will be followed by further delineation drilling to determine the size of the oil pool. BlackRock has working interests from 50 to 100% on the Northern Block lands and is the operator.

BlackRock has three additional prospects at Seal which will be tested this winter.

BlackRock has recently submitted a development application on the Central Block to the Alberta Energy Utilities Board and expects approval this fall. Development drilling on the Central Block is scheduled to commence late in 2002 or early in 2003. BlackRock has identified 110 potential development locations on the Central and Eastern Block discoveries. BlackRock is currently producing 1,200 barrels of oil per day (900 net to BlackRock) from seven wells in the Seal area.

In addition, BlackRock is in the process of selecting a location on the Rainbow Pipeline System where it can tie-in a heavy oil pipeline from the Seal area. Once a tie-in point is established, BlackRock can complete the engineering design, submit a regulatory application for the construction of a pipeline and consider financing alternatives to cover the cost of construction.

At the August 21, 2002 Alberta crown land sale, industry paid $6.2 million to acquire 91,000 acres of land in the Seal area. This level of expenditure on Seal area lands is an indication of the significant industry interest being generated by BlackRock's discovery. BlackRock has over 45,000 net acres of land in the Seal area.

Certain information regarding the Company contained herein may constitute forward looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

BlackRock Ventures Inc.: 400, 435 – 4 Avenue SW, Calgary, Alberta T2P 3A8 T: (403) 233-2253 Fax: (403)263-0437 Website: www.blackrock-ven.com

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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SEC MAIL PROCESSING
RECEIVED
SEP 2002
WASH. D.C. 154 SECTION

FOR IMMEDIATE RELEASE

Not for distribution to United States newswire services or for dissemination in the United States

BlackRock Announces $10.4 million Bought Deal Financing

CALGARY, ALBERTA, (September 10, 2002) –BlackRock Ventures Inc. (TSX:BVI) announced today that it has entered into a bought deal financing arrangement with Griffiths McBurney & Partners and a syndicate of underwriters including Yorkton Securities Inc. and Sprott Securities to issue 4,000,000 common shares by way of private placement for total gross proceeds of $10.4 million. The common shares are being issued at a price of $2.60 per share. In addition, BlackRock has granted a greenshoe option of 1,000,000 common shares to the underwriters at the same price. The closing of the share issue is expected to be September 24, 2002.

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI), visit our website, www.blackrock-ven.com

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